UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                      (Amendment No. 11)*


                  Citadel Holding Corporation
_________________________________________________________________
                        (Name of Issuer)


                   Common Stock, No Par Value
_________________________________________________________________
                 (Title of Class of Securities)


                           172862104
               __________________________________
                         (CUSIP Number)


                     Mr. Randall J. Demyan
                   Dillon Capital Management
                           Suite 1410
                      21 East State Street
                      Columbus, OH  43215
                         (614) 222-4204
_________________________________________________________________
         (Name, Address and Telephone Number of Person
       Authorized to Receive Notices and Communications)

                         March 31, 1995
    _______________________________________________________
    (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box.  ____

Check the following box if a fee is being paid with this statement ____. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                       Page 1 of 32 Pages

                          SCHEDULE 13D

CUSIP NO.  172862104                           Page 2 of 32 Pages

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

                                             Dillon Investors,
                                        L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                 (a) _X_
                                                 (b) ___
3.   SEC USE ONLY:




4.   SOURCE OF FUNDS*:
          WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e):                  ____

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
               Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

7.  SOLE VOTING POWER:             647,000
8.  SHARED VOTING POWER:             None
9.  SOLE DISPOSITIVE POWER:        647,000
10. SHARED DISPOSITIVE POWER:        None


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:
          647,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*:                                      ____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
          9.7%

14.  TYPE OF REPORTING PERSON*:
          PN

             *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
                          SCHEDULE 13D

CUSIP NO.  172862104                           Page 3 of 32 Pages

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

                                       Roderick H. Dillon Jr.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                 (a) _X_
                                                 (b) ___

3.   SEC USE ONLY:




4.   SOURCE OF FUNDS*:
          PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e):
                                                            ____

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
               U.S.A.


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

7.  SOLE VOTING POWER:             5,000
8.  SHARED VOTING POWER:            None
9.  SOLE DISPOSITIVE POWER:        5,000
10. SHARED DISPOSITIVE POWER:       None


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:
          5,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*:
                                   ____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
          .075%

14.  TYPE OF REPORTING PERSON*:
          IN

             *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
                          SCHEDULE 13D

CUSIP NO.  172862104                           Page 4 of 32 Pages

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

                                           Roderick H. Dillon, Jr. - IRA

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:

                                                 (a) _X_
                                                 (b) ___

3.   SEC USE ONLY:




4.   SOURCE OF FUNDS*:
          PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e):
                                                      ____

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
               U.S.A.


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

7.  SOLE VOTING POWER:             12,000
8.  SHARED VOTING POWER:            None
9.  SOLE DISPOSITIVE POWER:        12,000
10. SHARED DISPOSITIVE POWER:       None


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:
          12,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*:
                                                     ____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
          .18%

14.  TYPE OF REPORTING PERSON*:
          IN

             *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
                          SCHEDULE 13D

CUSIP NO.  172862104                           Page 5 of 32 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

                                       Roderick H. Dillon, Jr. Foundation

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                 (a) _X_
                                                 (b) ___

3.   SEC USE ONLY:




4.   SOURCE OF FUNDS*:
          WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e):
     ____

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
               Ohio


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

7.  SOLE VOTING POWER:             2,000
8.  SHARED VOTING POWER:            None
9.  SOLE DISPOSITIVE POWER:        2,000
10. SHARED DISPOSITIVE POWER:       None


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:
          2,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*:
                                                      ____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
          .030%

14.  TYPE OF REPORTING PERSON*:
          OO

             *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Supplement to Amendment No. 11 to Schedule 13D
Issuer - Citadel Holding Corporation
Reporting Persons  - Dillon Investors, L.P., Roderick H. Dillon,
Jr., Roderick H. Dillon, Jr. - IRA, and Roderick H. Dillon, Jr. Foundation.


Item 1.        Security and Issuer.

          This Amendment No. 11 to Schedule 13D filed by the reporting persons Dillon Investors, L.P. ("DI"), Roderick H. Dillon, Jr. ("RHD"), Roderick H. Dillon, Jr.-IRA ("RHD-IRA") and Roderick H. Dillon, Jr. Foundation ("RHD-Foundation") (collectively, the "Reporting Persons") and Bradley C. Shoup-IRA ("Shoup-IRA") with the Securities and Exchange Commission (the "SEC") relates to the common stock, without par value ("Common Stock"), of Citadel Holding Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 700 North Central, Suite 500, Glendale, California 91203. This Amendment No. 11 amends certain information set forth in the Schedule 13D filed by the Reporting Persons and Shoup-IRA on March 8, 1994, as amended by Amendment No. 1 filed on September 9, 1994 ("Amendment No. 1"), Amendment No. 2 filed on October 17, 1994 ("Amendment No. 2"), Amendment No. 3 filed on November 4, 1994 ("Amendment No. 3"), Amendment No. 4 filed on November 8, 1994 ("Amendment No. 4"), Amendment No. 5 filed on November 18, 1994 ("Amendment No. 5"), Amendment No. 6 filed on December 1, 1994 ("Amendment No. 6"), Amendment No. 7 filed on December 16, 1994 ("Amendment No. 7"), Amendment No. 8 filed on January 10, 1995 ("Amendment No. 8"), Amendment No. 9 filed on January 20, 1995 ("Amendment No. 9") and Amendment No. 10 filed on March 28, 1995 ("Amendment No. 10") (collectively, the "Previous Amendments").


Item 4.        Purpose of Transaction

          On April 3, 1995, the Reporting Persons entered into a Stock Exchange and Settlement Agreement with the Issuer and a Settlement Agreement with Craig Corporation ("Craig") (the "Agreements"), providing for (1) the purchase by such Reporting Persons from the Issuer of an aggregate of 1,295,000 shares of Class A Common Stock of Fidelity Federal Bank in exchange for an aggregate of 666,000 shares of Common stock (constituting all of the Common stock now owned by the Reporting Persons) and $2,220,000 in cash, (2) the termination of all existing litigation and the execution and delivery of mutual releases and
(3) the agreement of Craig not to exercise its right to convert shares of 3% Cumulative Voting Convertible Preferred Stock of the Issuer into Common Stock prior to February 4, 1996, unless such conversion is approved by the holders of a majority of the outstanding Common Stock. The Agreements remain subject to the approval of the boards of directors of the Company and Craig, and the closing of the purchase and exchange will take place on the fifth business day following the date of the later received approval; provided, that if such approvals are not obtained on or before April 13, 1995, the Agreements will automatically terminate and thereafter have no force or effect. The above summary is qualified in its entirety by reference to the full texts of the Agreements, which are attached hereto as Exhibits B and C and incorporated herein by reference.

Item 5.   Interest in Securities of the Issuer

          (a)(b) As of the date of this Amendment No. 11, Shoup-IRA no longer owned any shares of Common Stock of the Issuer and DI, RHD, RHD-IRA and RHD-Foundation owned beneficially 647,000, 5,000, 12,000, and 2,000 shares of the Common Stock of the Issuer, respectively. Based on the number of shares of the Issuer's Common Stock outstanding on November 14, 1994 (6,669,924 shares), as reported in the definitive copies of the Notice of Annual Meeting of Stockholders and Proxy Statement of the Issuer dated December 20, 1994 (the "Issuer Proxy Statement"), DI, RHD, RHD-IRA and RHD-Foundation own beneficially approximately 9.7%, .075%, .18%, and .030% of the Issuer's Common Stock, respectively. On November 10, 1994, the Issuer issued to Craig Corporation 1,329,114 shares of 3% Cumulative Voting Convertible Preferred Stock (the "New Preferred Stock"). The New Preferred Stock, which is convertible into shares of Common Stock at any time, votes jointly with the shares of Common Stock on most matters, including the election of directors, on a share-for-share basis. The shares of Common Stock and the shares of New Preferred Stock are collectively referred to as the Voting Stock. DI, RHD, RHD-IRA, and RHD-Foundation hold approximately 8.09%, .063%, .15%, and .025% of the 7,999,038 shares of Voting Stock reported as outstanding on November 14, 1994 in the Issuer Proxy Statement. Each of DI, RHD, RHD-IRA, and RHD-Foundation exercises sole voting and investment power with respect to the shares of Common Stock of the Issuer beneficially owned by such person.

          (c)  All of the transactions in which shares of Common
Stock of the Issuer were sold by RHD (through RHD-IRA) and DI since the filing of Amendment No. 10 were negotiated transactions. The transaction in which shares of Common Stock of Issuer were sold by Shoup-IRA was a market transaction.

          The following is a description of the transactions effected by RHD-IRA, DI and Shoup-IRA since the filing of Amendment No. 10

                                         NUMBER OF       PRICE/
SELLER             DATE OF SALE         SHARES SOLD      SHARE


DI                   3/31/95              53,000         $1.875
RHD-IRA              3/31/95              78,000         $1.875
Shoup-IRA            3/29/95               2,000        $2.1875


          As discussed in Item 4 above, the Reporting Persons have agreed to sell their remaining Common Stock to the Issuer.


Item 7.        Material to Be Filed as Exhibits.

               Exhibit A - Joint Filing Agreement, dated
          November 11, 1994, among the Reporting Persons.
          (Incorporated herein by reference to Exhibit A of Amendment No. 5 to Schedule 13D filed on November
          18, 1994 with the SEC).

               Exhibit B - Settlement Agreement dated April 3,
          1995 among the Reporting Persons and the Issuer.
          (Included beginning at page ___ of this Amendment
          No. 11 to Schedule 13D)

               Exhibit C - Stock Exchange and Settlement
          Agreement, dated April 3, 1995 among the Reporting
          Persons and the Craig Corporation. (Included beginning at page ___ of this Amendment No. 11 to Schedule 13D)

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  April 4, 1995                      Dillon Investors, L.P.


                                By:  /s/ Roderick H. Dillon, Jr.
                                        Roderick H. Dillon, Jr.,
                                                 General Partner


                                         Roderick H. Dillon, Jr.


                                By:  /s/ Roderick H. Dillon, Jr.
                                         Roderick H. Dillon, Jr.


                                   Roderick H. Dillon, Jr. - IRA


                                By:  /s/ Roderick H. Dillon, Jr.
                                         Roderick H. Dillon, Jr.


                              Roderick H. Dillon, Jr. Foundation


                                By:  /s/ Roderick H. Dillon, Jr.
                                        Roderick H. Dillon, Jr.,
                                                         Trustee


                                            Bradley C. Shoup-IRA
                                       By:  /s/ Bradley C. Shoup
                                                Bradley C. Shoup